Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
November 24, 2010
BY EDGAR AND OVERNIGHT MAIL
Ms. Barbara Jacobs
Ms. Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CBaySystems Holdings Limited Registration Statement on Form S-1 Filed on October 18, 2010 File No. 333-169997
Dear Ms. Jacobs and Ms. Mills-Apenteng:
     This letter is submitted on behalf of CBaySystems Holdings Limited (to be renamed MedQuist Holdings Inc.) (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on October 18, 2010 (the “Registration Statement”). Such comments are set forth in the Staff’s letter, dated November 12, 2010 (the “Comment Letter”), to Robert Aquilina, President and Chief Executive Officer of the Company. The Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on the date hereof, which includes revisions to reflect responses to the Staff’s comments. The Company will separately deliver to you copies of Amendment No. 1, which will be marked to show changes from the Registration Statement.
     For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with the Company’s responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the form of preliminary prospectus contained in the Registration Statement and page references in the responses refer to the form of preliminary prospectus contained in Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

General
1.	Your preliminary prospectus cover page does not have a placeholder sentence for a price range for your offered securities. If you intend to price the securities based upon your existing home market price on the AIM, please disclose a percentage range based upon that price within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K. In this regard, we will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response to Comment No. 1

The cover page of the preliminary prospectus has been amended to reflect a price range within which the Company anticipates the common stock in the initial public offering will price. The Company will provide the proposed price range to the Staff in connection with a subsequent filing of the Registration Statement and otherwise acknowledges the Staff’s comment above.

2.	Please advise as to the timing of your delisting of your common stock on the AIM relative to listing on The NASDAQ Global Market.

Response to Comment No. 2

The Company currently intends to delist its common stock from AIM upon the completion of the offering or within 30 days thereafter. The cover page of the preliminary prospectus has been amended to include this information.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response to Comment No. 3

Other than the diagram on page 81, the Company does not intend to include any graphical materials or artwork in the prospectus.
Table of Contents, page (i)
4.	In the last paragraph on this page, you discuss the industry publications, market data and other statistical information included in or relied upon in your filing. You state that such “[i]ndependent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.” As you know, the company is responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

Response to Comment No. 4

The last paragraph on page (i) has been revised in response to the Staff’s comment.
Prospectus Summary, page 1
5.	With respect to all third-party statements in your prospectus, including the industry and market data from the U.S. Centers for Medicare and Medicaid Services, ValueNotes Database Pvt. Ltd., and the Archives of Pathology and Laboratory Medicine presented in your summary and/or elsewhere in the prospectus, please supplementally provide us with the relevant portions of such publications and ensure that the dates of the publications are disclosed. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared for you.

Response to Comment No. 5

In response to the Staff’s comment, the Company is supplementally delivering to the Staff copies of the relevant portions of the industry and market data from (i) the U.S. Centers for Medicare and Medicaid Services, (ii) ValueNotes Database Pvt. Ltd., and (iii) the Archives of Pathology and Laboratory Medicine, each marked to identify the dates of such publications and the applicable portions of such publications containing the statistic with a cross-reference to the appropriate location in the prospectus. The Company advises the Staff that none of these industry and market data reports were prepared for the Company.

Please refer to tabs A.1 - A.8 of the supplemental materials.

6.	Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Some examples of assertions or references that need support include the following:
•	“We are the largest provider by revenue of clinical documentation solutions based on the physician narrative in the United States.”

•	“We believe we have a significantly lower cost structure than many of our competitors.”

•	“At the time of [the MedQuist Acquisition], MedQuist Inc. was the largest U.S. medical transcription service provider by revenue”

•	“Spheris was the second largest U.S. medical transcription service provider by revenue at the time [of the Spheris Acquisition].”

•	“We believe that our production cost structure is among the lowest in the industry, which allows us to offer competitive prices while continuing to invest in the development of new technologies and services.”

•	“We have the largest production capacity, and we believe that our operational capabilities and implementation time for new accounts are unsurpassed.”

Response to Comment No. 6

The Company believes that the following statements in the Registration Statement (in bold below) are correct for the reasons stated below and has supplementally provided the Staff with the related source material.

(i) “We are the largest provider by revenue of clinical documentation solutions based on the physician narrative in the United States.”

ValueNotes Database Pvt. Ltd, in its March 2010 report (the “2010 ValueNotes report”), identifies MedQuist Inc., Spheris, Inc. (“Spheris”) and CBay Systems and Services Inc., a subsidiary of the Company, as the three largest suppliers of medical transcription services based on revenue, collectively representing approximately 10% of the market share. Transcend Services, Inc. (“Transcend”) is identified as the fourth largest provider of medical transcription services by revenue, representing approximately 1% of the market share. Based on its results for the quarter ended September 30, 2010 (the first fiscal quarter that includes Spheris’s results for the full period), the Company had pro forma revenues of approximately $360 million for the nine months ended September 30, 2010. Based on its quarterly report on Form 10-Q for the nine months ended September 30, 2010, Transcend had revenues of approximately $67 million for the nine months ended September 30, 2010.

Please refer to tab B.1 of the supplemental materials.

(ii) “We believe we have a significantly lower cost structure than many of our competitors.”

Pages 2 and 79 have been revised in response to the Staff’s comment.

(iii) “At the time of [the MedQuist Acquisition], MedQuist Inc. was the largest U.S. medical transcription service provider by revenue”

Please refer to tab B.3 of the supplemental materials.

(iv) “Spheris was the second largest U.S. medical transcription service provider by revenue at the time [of the Spheris Acquisition].”

Please refer to tab B.4 of the supplemental materials.

(v) “We believe that our production cost structure is among the lowest in the industry, which allows us to offer competitive prices while continuing to invest in the development of new technologies and services.”

Page 84 has been revised in response to the Staff’s comment.

(vi) “We have the largest production capacity, and we believe that our operational capabilities and implementation time for new accounts are unsurpassed.”

The Company has revised the disclosure on page 84 to clarify the competitive benefits associated with the Company’s production capacity. As discussed above in (i), according to the 2010 ValueNotes report, the Company represents approximately 10% of the market share of medical transcription services, with the next largest medical transcription provider representing approximately 1% of the market share. Industry reports show that only six medical transcription service providers employ more than 1,000 employees. MedQuist Inc., Spheris, CBay Systems and Services, Inc. and Transcend are the top four in descending order. As such, the Company believes it has the largest production capacity in this industry.

Please refer to tab B.6 of the supplemental materials.

(vii) “We are a leading provider of integrated clinical documentation solutions for the U.S. healthcare system.”

Please refer to our response in (i) above and tab B.7 of the supplemental materials.

(viii) “We believe our solutions improve physician productivity and satisfaction, enhance revenue cycle performance, and facilitate the adoption and meaningful use of electronic health records.”

Please refer to tab B.8 of the supplemental materials.

(ix) “We serve...40% of hospitals with more than 500 licensed beds.”

Please refer to tab B.9 of the supplemental materials.

(x) “Healthcare providers are increasingly using EHRs to input, store, and manage their clinical data in a digital format.”

Please refer to tab B.10 of the supplemental materials.

(xi) “Healthcare providers are increasingly choosing to outsource their clinical documentation processes.”

Please refer to tab B.11 of the supplemental materials.

(xii) “We believe that participants in our industry must expand their technology platform and offshore production capabilities to remain competitive.”

Please refer to tab B.12 of the supplemental materials.

(xiii) “We believe that the majority of clinical documentation is still produced in-house by U.S. hospitals and physician practices today.”

Please refer to tab B.13 of the supplemental materials.

7.	We note the inclusion in your summary of the company’s Adjusted EBITDA for 2007 and 2009 and the cross-reference to the reconciliation of net income (loss) attributable to CBaySystems to Adjusted EBITDA elsewhere in the filing. Please also clearly identify Adjusted EBITDA as a non-GAAP financial measure.

Response to Comment No. 7

In response to the Staff’s comment, page 1 has been revised to identify Adjusted EBITDA as a non-GAAP financial measure.
Our Competitive Strengths, page 2
8.	We note that you highlight several of the company’s competitive strengths. In order to provide greater balance to your summary, please also address the most material uncertainties and challenges the company faces, for example those relating to the potential reduced demand for transcription services or your significant debt load, as discussed in risk factors.

Response to Comment No. 8

In response to the Staff’s comment, the summary section has been amended by repositioning the section “Risks Associated with Our Business” to page 4 so that it immediately follows the sections “Our Competitive Strengths” and “Our Strategy” in the Prospectus Summary.
Recent Developments
Recapitalization Transactions, page 5
9.	We note that in October 2010 MedQuist incurred $85 million of indebtedness through the issuance of senior subordinated notes and $200 million of indebtedness under a term loan pursuant to its senior secured credit facility. If you intend to use some of the proceeds from this offering to repay any of the senior subordinated notes or the term loan, please revise your Use of Proceeds section accordingly, and elsewhere as appropriate.

Response to Comment No. 9

The Company does not intend to use any of the proceeds from this offering to repay amounts outstanding under its term loan or its senior subordinated notes.
Exchange Transactions, page 5
10.	You refer to the contemplated unregistered exchange of CBaySystems common stock for MedQuist common stock pursuant to the September 30, 2010 exchange agreement as the “MedQuist Exchange,” and you refer to the public exchange offer for which you have filed a registration statement on Form S-4 as the “Exchange Offer.” The similarity of these defined terms may be confusing to readers. Accordingly, please consider revising the term “MedQuist Exchange” for the contemplated unregistered exchange.

Response to Comment No. 10

In response to the Staff’s comment, the preliminary prospectus has been revised to refer to the contemplated unregistered exchange of the Company’s common stock for MedQuist Inc. common stock pursuant to the September 30, 2010 exchange agreement as the “Private Exchange” and to refer to the public exchange offer for which the Company has filed a registration statement on Form S-4 as the “Registered Exchange Offer.”
Risk Factors
Risks Related to Our Business
“Our indebtedness could adversely affect our ability to raise additional capital...,” page 17
11.	Please briefly disclose your debt service obligations.

Response to Comment No. 11

Page 17 has been revised in response to the Staff’s comment.
“We may not own 100% of the stock of our subsidiaries,” page 23
12.	You state that following the MedQuist Exchange and the Exchange Offer, if you do not then own 100% of MedQuist’s outstanding shares, “[y]our ability to gain 100% ownership of MedQuist Inc. could be adversely affected by provisions of New Jersey corporate law that limit certain business combinations between corporations such as MedQuist Inc. organized in New Jersey and their significant shareholders.” In your response letter, please cite and briefly describe the provisions of New Jersey corporate law to which you refer. Ensure that your disclosure describes with sufficient specificity the current legal impediments to your obtaining 100% ownership of MedQuist. Discuss the steps that would be required for you to cash out, or otherwise eliminate, the remaining minority shareholders of MedQuist following the registered exchange offer, using a short-form back-end merger or otherwise. Further, to the extent that you intend to effect a short-form back-end merger or otherwise eliminate the remaining minority shareholders of MedQuist following the registered exchange offer, provide disclosure to this effect where appropriate in your filing.

Response to Comment No. 12

Section 14A:10-7(4) of the New Jersey Business Corporation Act (the “NJBCA”) governs short-form mergers involving a New Jersey corporation and allows a foreign (i.e., non-New Jersey) corporation owning at least 90% of the outstanding shares of each class and series of a New Jersey corporation to merge the other corporation into itself, or merge itself into any such subsidiary corporation, without approval of the shareholders of either corporation, though the board of the parent corporation must approve a plan of merger. Section 14A:10A of the NJBCA prohibits certain business combinations involving New Jersey corporations and an interested shareholder, where an “interested shareholder” is defined generally as a shareholder who is the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding stock of the corporation. The New Jersey courts have not interpreted Section 14A:10-7(4) in the context of Section 14A:10A. The Company has not made any decision regarding whether it would pursue a short-form merger involving MedQuist Inc. if it satisfies the conditions of Section 14A: 10-7(4).

In response to the Staff’s comment, page 23 has been revised to include information regarding the legal impediments to the Company’s obtaining 100% ownership of MedQuist Inc.
Our largest stockholder will exercise significant control over our company,” page 24
13.	Please advise whether you intend to file as an exhibit to the registration statement the stockholders agreement with affiliates of SAC PCG to which this risk factor refers. If not, please advise how you determined this agreement is not required to be filed pursuant to Item 601(b)(4) or (b)(10) of Regulation S-K. Further, we assume that after this offering, CBay will not be a “controlled company” for purposes of the NASDAQ corporate governance rules. Please confirm.

Response to Comment No. 13

The Company intends to file in a subsequent pre-effective amendment as an exhibit to the Registration Statement the stockholders agreement with affiliates of SAC PCG. In addition, the Company confirms that it does not believe it will be a “controlled company” for purposes of the NASDAQ corporate governance rules.
Reincorporation and Share Conversion, page 27
14.	You disclose that immediately prior to the consummation of the offering, you intend to convert from a British Virgin Islands company to a Delaware corporation. Please advise in your response letter how you intend to effect this conversion, for example pursuant to a merger or otherwise, and whether the contemplated conversion will be submitted to a vote of your shareholders. In addition, tell us the exemption or other theory upon which you are relying to effect this transaction without registration under the Securities Act of 1933, and provide us with your analysis in support of the applicability of such exemption or theory.

Response to Comment No. 14

Prior to the consummation of the offering, the Company intends to discontinue its corporate existence as a British Virgin Islands (“BVI”) company pursuant to Section 184(1) of the BVI Business Companies Act 2004 (“BCA”) and to continue its existence under the laws of the State of Delaware pursuant to Section 265 of the Delaware General Corporation Law (“DGCL”) (the “Redomiciliation”). As more fully set out below, the Redomiciliation does not require the approval of the Company’s shareholders. Accordingly, we are of the opinion that the Redomiciliation of the Company from a BVI company to a Delaware corporation does not require registration under the Securities Act of 1933.

Under Section 184(1) of the BCA, a BVI company in good standing may continue as a company incorporated under the laws of a jurisdiction outside the BVI (“non-BVI jurisdiction”) and discontinue as a BVI company if: (i) the directors of the company approve such continuation; (ii) the continuation is not prohibited by the company’s memorandum of association or its articles of association; (iii) the laws of the non-BVI jurisdiction in which the company is to be continued permit the continuation; and (iv) the BVI company has complied with those laws.

The Company expects to meet the requirements of the BCA for the Redomiciliation. The Company is in good standing and intends to obtain the approval of its board of directors for the Redomiciliation. Second, neither the Company’s Memorandum of Association (the “Memorandum”) nor its Articles of Association (the “Articles”) restricts the Company’s directors from unilaterally resolving that the Company continue in a non-BVI jurisdiction, and neither the Memorandum nor the Articles requires that consent be obtained from the Company’s shareholders for the Redomiciliation. Third, the laws of the non-BVI jurisdiction where the Company intends to continue, Delaware, permit the Redomiciliation. Section 265 of the DGCL specifically permits a foreign (i.e., non-Delaware) corporation to convert to a Delaware corporation upon satisfaction of the requirements contained in that provision.

In order to meet the fourth condition and convert to a Delaware corporation under Section 265 of the DGCL, the converting company must obtain approval for the conversion and for the converting company’s Delaware certificate of incorporation. Such approval must be obtained “in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of the other entity [i.e., the converting company] and the conduct of its business or by applicable law, as appropriate.” As discussed above, the BCA specifically allows for such a continuation to be approved by director resolution, and neither the Memorandum nor the Articles of the Company restricts such action by the directors. The Company intends to obtain director approval for both the Redomiciliation and for the certificate of incorporation to be filed by the Company in Delaware.

Because the discontinuance of the Company as a BVI company and its continuation as a company in a non-BVI jurisdiction is expressly provided for under the BCA, and because under both the BCA and Section 265 of the DGCL this conversion can be effected by the Company’s board of directors and does not require any approval by the Company’s shareholders, no investment decision will be made by the Company’s shareholders in connection with the Redomiciliation. Accordingly, we are of the opinion that the Redomiciliation does not involve an offer to sell or purchase securities, or a sale of securities requiring registration under the Securities Act of 1933.
Use of Proceeds, page 28
15.	You state that you intend to use the net proceeds from the offering for “working capital and other general corporate purposes.” We note further that you may also use a portion of the proceeds for acquisitions, although you do not currently have any acquisition or investment planned. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, for example with respect to any particular capital expenditures that you expect to make, or repayment of debt, as well as the approximate amounts intended to be used for each such purposes, to the extent known. If you do not have current specific plans for the proceeds, or a significant portion thereof, please so state and discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

Response to Comment No. 15
Page 30 been revised in response to the Staff’s comment.
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
6. Pro Forma Adjustments Related to the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2009, page 39
16.	We note adjustment (c) that eliminates Spheris’s historical goodwill impairment. Please explain your basis for excluding this charge and tell us how this adjustment meets the criteria in Rule 11-02(b)(6) of Regulation S-X.

Response to Comment No. 16

In accordance with the criteria in Rule 11-02(b)(6) of Regulation S-X, pro forma adjustments related to the pro forma condensed income statement are computed assuming the transaction was consummated at the beginning of the fiscal period presented and include adjustments that give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. The unaudited pro forma condensed combined statement of operations reflects adjustments to present information as if the Spheris acquisition had occurred on January 1, 2009, which includes recording the acquired Spheris net assets at fair value in accordance with the FASB ASC 805 Business Combinations, negating the need for Spheris’s impairment charge in 2009. Because this nonrecurring charge is directly impacted by the transaction, Spheris’s historical impairment charge recorded in 2009 was eliminated in the pro forma income statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Valuation of Long-Lived and Other Intangible Assets and Goodwill, page 55
17.	We note your disclosure here and on pages F-14 and F-20 that purchase price allocations were “based on independent appraisals.” However, we also note your disclosure on page F-26 that indicates that the purchase price allocation of MedQuist “considered the report of an independent valuation firm.” If true, please revise your disclosures on pages 55, F-14 and F-20 to provide disclosure of the valuation firm’s involvement consistent with your disclosure on page F-26.

Response to Comment No. 17

In response to the Staff’s comment, the disclosures on pages 58, F-13 and F-20 have been revised to be consistent with the disclosure on page F-27.

Liquidity and Capital Resources, page 68
18.	We note that you provide no discussion of cash flows from operating activities for the three year period ended December 31, 2009. In this regard, we note significant fluctuations in accounts receivable, deferred revenue and accrued expenses yet the reasons for such large changes and how they impacted operating cash flow have not been disclosed. Please revise your disclosures to include discussion on the underlying reasons for each material change in your operating cash flows to better explain the variability in your cash flows. We refer you to Section IV.B.1 of SEC Release No. 33-8350 for guidance.
Response to Comment No. 18
In response to the Staff’s comment, the discussion of cash flows from operating activities under “Liquidity and Capital Resources” on page 71 has been revised to include information regarding the underlying reasons for each material change in the Company’s operating cash flows.
Business
Intellectual Property, page 81
19.	You disclose that you license from third parties speech recognition software that you incorporate into certain of your key products and solutions, including your DEP, SpeechQ for Radiology and SpeechQ for General Medicine proprietary products. Risk factor disclosure on page 18 indicates that the loss of these licenses could adversely impact your business. To the extent these licenses are material to your business, the agreements and their material terms should be discussed, and the extent of your dependence on the agreements should be quantified or otherwise described. See Item 101(c)(1)(iv) of Regulation S-K. Further, please tell us what consideration you gave to filing these agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
Response to Comment No. 19
In response to the Staff’s comment, the Company has amended the disclosures regarding third party speech recognition software licenses on pages 18 and 85. In addition, the Company will file as an exhibit to the Registration Statement, in a subsequent pre-effective amendment, copies of its principal software license agreements along with requests for confidential treatment of certain portions thereof.
Properties, page 82
20.	We note from the Form 10-K filed by MedQuist Inc. for its fiscal year ended December 31, 2009, that its Norcross facility is material to MedQuist’s business. Please tell us how you concluded that you are not required to disclose MedQuist’s lease for its Norcross facility pursuant to Item 102 of Regulation S-K and file the lease agreement pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K or incorporate it by reference from a MedQuist filing.

Response to Comment No. 20
In response to the Staff’s comment, page 87 has been revised to include disclosure of MedQuist Inc.’s lease for its Norcross facility pursuant to Item 102 of Regulation S-K. Further, the Company is filing with Amendment No. 1 a copy of the lease agreement as an exhibit to the Registration Statement.
Management
Board of Directors, page 86
21.	For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for CBay. See Item 401(e) of Regulation S-K.

Response to Comment No. 21

Page 91 has been revised to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director of the Company.

22.	You state that you expect to have an independent director under the corporate governance standards of The NASDAQ Global Market and the independence standards of Rule 10A-3 of the Exchange Act at the completion of the offering. Tell us, with a view to disclosure, whether you have identified any director to be added, and whether any nominee you have identified has agreed to serve. To the extent the amended registration statement identifies any nominees who are not signatories, please include a consent from each such nominee that he or she has agreed to serve as a director, as required by Rule 438 under the Securities Act.

Response to Comment No. 22

Page 91 has been revised to include disclosure regarding the directors the Company has identified as independent under the corporate governance standards of The NASDAQ Global Market and the independence standards of Rule 10A-3 of the Exchange Act. The Company notes that, in addition to Mr. McLachlan who was previously identified as an independent director under the corporate governance standards of The NASDAQ Global Market and the independence standards of Rule 10A-3 of the Exchange Act, Mr. James Nolan has also been classified as an independent director under these standards. The Company acknowledges that, to the extent the amended registration statement identifies any nominees who are not signatories, the Company will include a consent from each such nominee that he or she has agreed to serve as a director.
Compensation Discussion and Analysis
Elements of Compensation, page 89
23.	You state that in making compensation decisions, your remuneration committee and MedQuist’s compensation committee “consider the competitiveness of compensation both in terms of individual pay elements and the aggregate compensation package provided to our NEOs,” and you state in the following subsection that the committees believe that the initial salaries of your named executive officers were “set at levels competitive with individuals with similar responsibilities in similarly-sized public companies in the healthcare IT sector.”

Please clarify whether you engage in benchmarking with respect to overall compensation, base salaries or any other material element of compensation for your named executive officers. If so, please name the peer companies used for benchmarking purposes, and for each applicable material element of compensation, identify the benchmark and disclose clearly where actual payments fell in comparison to the targeted benchmark. In this regard, the statement that the committees believe that base salaries of your executives are “at levels competitive with” executives at the peer companies is insufficiently specific. Refer to Item 402(b)(2)(xiv) of Regulation S-K. If you do not benchmark base salaries for your executives, please clarify the manner in which you utilize the information regarding compensation practices from the comparable companies.

Response to Comment No. 23

Generally, the compensation packages of the Company’s named executive officers (as defined under 402(a)(3) of Regulation S-K) were determined as a result of arm’s length negotiations at the time the Company’s executives commenced employment with it or MedQuist Inc., as applicable. As noted in the disclosure on page 95, each of the named executive officers negotiated his cash and equity compensation package at the time of hiring. The base salary, bonus and equity incentive opportunities for each of the Company’s named executive officers were negotiated at levels that were considered commensurate with each executive’s position and scope of responsibilities. In negotiating the executive compensation packages, the Company and MedQuist Inc. took into consideration various factors, including their knowledge of the market for executive talent in the healthcare information technology industry, contacts in the industry and other publicly available information (including an informal review of compensation disclosed by publicly traded companies in the healthcare information technology industry). As further noted in the disclosure on pages 95 and 96, for the 2009 and 2010 fiscal years, the remuneration and compensation committees determined that no changes to the compensation packages of the named executive officers were warranted. Based on the foregoing, the Company and MedQuist Inc. believe that the base salaries and aggregate compensation packages of their named executive officers remain competitive with the base salaries and aggregate compensation earned by other executives with similar responsibilities in the healthcare information technology industry.

Page 95 has been revised to clarify that neither the Company nor MedQuist Inc. engage in any formal benchmarking with respect to the overall compensation of the named executive officers nor specifically target a percentile of compensation within any peer group as a reference point on which to base compensation decisions. To the extent that the Company does engage in specific peer group analysis, benchmarking or other review of executive compensation in the future, the disclosures will be revised accordingly.
2009 Incentive Plans
Performance Measures
24.	Please expand your discussion to provide additional analysis of the effect of individual performance on awards under your annual cash incentive plan, to the extent material to an understanding of your compensation policies and decisions. We note that you have disclosed in the table on the top of page 52 the level of achievement of each named executive officer’s personal performance for 2009 and the amount of incentive compensation awarded for such personal performance. Please also disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the remuneration and compensation committees considered in evaluating individual performance for purposes of incentive compensation. See Item 402(b)(2)(vii) of Regulation S-K.

Response to Comment No. 24

As set forth on page 96, payments of incentive awards under the 2009 bonus plans were based on the achievement of a combination of corporate performance objectives and an assessment of individual performance toward the achievement of those corporate objectives. However, unlike the corporate performance objectives, no specific targets or goals were set for the individual performance component of the bonus program. Whether an executive received all or any portion of his annual bonus on the basis of his individual performance was determined by the remuneration and compensation committees, as applicable, through a subjective evaluation of the executive’s overall performance. Page 97 has been revised to clarify that the determinations are discretionary and not based on any pre-determined individual performance objectives. Because of the purely subjective nature of the evaluation for this portion of the bonus award, no additional analysis can be provided with respect to the effect of individual performance on the bonus awards paid to the named executive officers. The breakdown of the amounts paid for each component of the bonus program is set forth in the table on page 98.

25.	We note that you used certain Adjusted EBITDA performance targets to determine 2009 annual cash incentive compensation for your named executive officers. Please clearly identify the Adjusted EBITDA metrics as non-GAAP financial measures, and briefly explain how they are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Response to Comment No. 25

Page 97 has been revised to clarify the method of calculating adjusted EBITDA under the bonus program.

26.	In addition, with respect to the consolidated Adjusted EBITDA metric for CBaySystems as calculated under your incentive plan, please advise whether this metric is calculated differently than the Adjusted EBITDA metric your management uses to assess CBaySystems’ operating performance, as disclosed in your management’s discussion and analysis and elsewhere in the registration statement. In this regard, we note that you indicate that the Adjusted EBITDA performance target under your 2009 incentive plan was $69.1 million and was achieved at 110%; however, you disclose in MD&A and elsewhere that the company had Adjusted EBITDA of $60.1 million for fiscal 2009. To the extent that these Adjusted EBITDA figures are calculated differently, please revise your compensation discussion and analysis to explain the differences in how they are calculated, and why you determined it was appropriate to use a different Adjusted

EBITDA metric for purposes of executive compensation than for purposes of assessing operating performance generally.

Response to Comment No. 26

The Company advises that the adjusted EBITDA metric utilized under the bonus program was calculated differently than the Adjusted EBITDA figure disclosed in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Specifically, the bonus program metric was based on the sum of the adjusted EBITDA generated by the individual business units and, as such, the calculation of bonus targets and the actual performance did not include certain adjustments associated with accrual reversals, purchase accounting adjustments and certain corporate expenses. These adjustments were considered outside the operational control of the management and, therefore, were not included in the calculation of the bonus targets or actual performance.

The adjusted EBITDA for bonus calculation purposes can be reconciled to the Adjusted EBITDA reported elsewhere in the preliminary prospectus as follows:

Adjusted EBITDA		$60.1 million
•	Adjustment to remove non-operational items [1]	2.2 million
•	Adjustment to remove consolidation items [2]	2.8 million
•	Adjustment to remove certain corporate expenses	5.5 million

Amount used for bonus calculation		$70.6 million

Under the terms of the bonus programs, the adjusted EBITDA target calculated as described above was $69.1 million, and the Company’s adjusted EBITDA was $70.6 million as indicated above.
Principal and Selling Stockholders, page 104
27.	The principal and selling stockholder table indicates that the number of CBaySystems shares beneficially held by S.A.C. PEI CB Investment, L.P. (89,988,851) will remain unchanged following the offering. However, we note from disclosure beginning on page 106 that pursuant to your consulting services agreement with SAC. PEI II and Lehman Brothers Commercial Corporation Asia, you anticipate issuing approximately 4.5 million shares to the counterparties in satisfaction of your obligations under the agreement upon the closing of this offering and the MedQuist Exchange. Please tell us what consideration you gave to providing footnote or other appropriate disclosure regarding the shares issuable to S.A.C. PEI II pursuant to the consulting services agreement in your principal and selling stockholder section.

Response to Comment No. 27

Page 116 has been revised to include a footnote providing disclosure regarding the shares issuable pursuant to the Consulting Services Agreement upon the closing of this offering.

[1]	Reflects removal of asset impairment, severance and accrual reversals

[2]	Reflects removal of impact of purchase accounting adjustments

Certain Relationships and Related Party Transactions
Related Person Transaction Approval Policy, page 108
28.	You express an intent to adopt a related party transaction policy upon completion of this offering. Please describe the company’s historical policies and procedures for the review, approval or ratification of related party transactions, and identify any related-party transaction required to be reported under Item 404(a) of Regulation S-K where such policies and procedures did not require review, approval or ratification, or whether such policies and procedures were not followed. See Item 404(b) of Regulation S-K and Instruction 1 to Item 404.

Response to Comment No. 28

In response to the Staff’s comment, page 119 has been revised to describe the Company’s historical practices and procedures for the review, approval or ratification of related party transactions.
Corporate Opportunity, page 115
29.	You disclose that your certificate of incorporation will provide that you renounce any interest in any business opportunity that may be a corporate opportunity for the SAC stockholders or your non-employee directors, unless such opportunity is expressly offered to such person solely in his or her capacity as your director or officer. Please describe the general kinds of corporate opportunities, if any, that you anticipate will be renounced by the company pursuant to this provision of your certificate of incorporation, and tell us what consideration you gave to providing related risk factor disclosure.

Response to Comment No. 29

In response to the Staff’s comment, page 127 has been revised to clarify the provision that will be contained in the Company’s certificate of incorporation and page 25 has been revised to include a risk factor regarding the potential effect of the Company’s policy regarding corporate opportunities and to include information regarding the general kinds of corporate opportunities that may be renounced.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2, F-3
30.	We note that the financial statements for the years ended December 31, 2008 and 2009 were audited by KPMG and the financial statements for the year ended December 31, 2007 were audited by Grant Thornton. Please revise to provide the disclosures required by Rule 304 of Regulation S-K. See Item 11(i) of Form S-1.

Response to Comment No. 30

In response to the Staff’s comment, page 76 has been revised to include the disclosures required by Rule 304 of Regulation S-K.

Notes to Consolidated Financial Statements
9. Contractual Obligations
Other Commitments-Related Party, page F-25
31.	Please revise and expand your disclosure regarding the Consulting Services agreement entered into August 19, 2008 to include the nature of the services provided and any other material terms of the agreement. As part of your response, please tell us why these amounts have been recorded as capital transactions and refer to any authoritative guidance you relied upon when determining your accounting.

Response to Comment No. 31

In response to the Staff’s comment, Note 9 on page F-25 regarding the Consulting Services Agreement (the “Agreement”) has been amended to include the material terms of the agreement.

Amounts paid pursuant to the Agreement have been recorded as capital transactions as the Agreement was entered to effect the economic understanding regarding the terms upon which SAC CBI acquired its ownership interest in the Company, including restrictions on the Company’s ability to sell shares at a discount at the time of its initial investment in August 2008. The Agreement provides for an annual payment to S.A.C. PEI CB Investment II, LLC (an affiliate of SAC CBI, “SAC CBI II”) and Lehman Brothers Commercial Corporation Asia (an investor in SAC CBI, “LBCCA”), to be made in quarterly installments, which may at the Company’s option be paid in shares of the Company’s common stock at fair market value or in cash. The Company accounts for these amounts as capital transactions as they are a return on the initial investment in the Company.

The Company also considered that although the Agreement provides that SAC CBI II and LBCCA may provide financial, managerial and operational services, the annual amount is payable regardless of whether any management services are provided and the annual amount is fixed. In addition, in the event of a change of control, the Company is required to pay SAC CBI II and LBCCA the sum of the net present value of the annual payments that would have been payable with respect to the period from the date of such change of control or termination, as applicable, through the fifth anniversary of the Agreement.

The Company’s net income (loss) is adjusted for the amounts payable to SAC CBI II and LBCCA for purposes of its net income (loss) attributable to common shareholders in its earnings (loss) per share calculation.
15. Stock Option Plans, page F-38
32.	We note that 9,935 options were granted in April 2009 with an exercise price of $1.48 per share. We further note on the table on page F-39 you disclose that 10,086 options were granted in 2009 with a weighted average exercise price of $1.11. Please tell us how the weighted average exercise price was calculated as it appears to be low based on the exercise price of your April 2009 grant.

Response to Comment No. 32

The exercise price of the 9,935 options granted in April 2009 is £0.70. The disclosure as of December 31, 2009 listed the exercise price at $1.48, which was the exchange rate of the British

Pound to U.S. Dollar on the grant date. The Company has updated its disclosure on page F-38 to reflect the exercise price converted for the exchange rate as of the grant date. The 9,935 options granted in April 2009 have an exercise price of £0.70, which converts to $1.03 based on the exchange rate on the grant date of April 17, 2009. The weighted average exercise price of the 10,086 total options granted in April 2009 is £0.70 which is equal to $1.11 based on the exchange rate on December 31, 2009.
16. Income Taxes, page F-43
33.	We note your disclosure on page F-44 that you benefit from an income tax holiday in India. Please tell us how you considered disclosing the aggregate dollar amount and per share effects of the tax holiday as contemplated by SAB Topic 11C.

Response to Comment No. 33

In response to the Staff’s comment, Note 16 on page F-44 has been revised to provide disclosure related to the aggregate dollar amount and per share effects of the tax holiday as contemplated by SAB Topic 11C.
Part II
Item 15. Recent Sales of Unregistered Securities
34.	The warrant issued in March 2009 does not appear to be disclosed in your financial statements. Please revise to include disclosure of this warrant and the relevant terms. Also, tell us where it is recorded and how you accounted for it with reference to the applicable accounting guidance you followed.

Response to Comment No. 34

In response to the Staff’s comment, Note 15 on page F-40 has been revised to provide disclosure related to the March 2009 warrant. The warrant is equity classified and measured at fair value in accordance with FASB ASC 718 Compensation-Stock Compensation and FASB ASC 505 Equity-Equity-Based Payments to Non-Employees. The fair value of the warrant was determined to be approximately $100,000 and was capitalized as a direct acquisition cost as the warrant was issued in exchange for consulting services rendered in connection with the Company’s acquisition of MedQuist Inc. The fair value of the warrant was determined using the Black-Scholes option pricing model with the following inputs: exercise price of £0.70, contractual life of 3 years, expected volatility of 41.7%, dividend yield of 0% and expected risk free interest rate of 3.0%.

35.	We note you issued 651,881 shares of common stock in May 2010 under the terms of the Consulting Services Agreement. This appears to be the same agreement disclosed on page F-25 however, this share issuance is not included in the disclosure. Please revise to include the issuance of such shares.

Response to Comment No. 35

In response to the Staff’s comment, the disclosure on page F-25 has been revised to include the shares of common stock issued in May 2010 under the terms of the Consulting Services Agreement.
**********

     The Company respectfully believes that the proposed modifications to the Registration Statement and the supplemental information contained herein are responsive to the Staff’s comments. Please do not hesitate to call Rhett Brandon at 212-455-3615 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:	CBaySystems Holdings Limited Robert Aquilina

White & Case LLP Colin Diamond